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                                                                      EXHIBIT 21

Subsidiaries of The Banc Corporation.

     1. The Bank, an Alabama banking corporation. The Bank operates in Florida as Emerald Coast Bank, a division of The Bank and C&L Bank, a division of The Bank.

     2. TBC Capital Statutory Trust II. A trust organized under the law of Delaware.

     3.  Morris Avenue Management Group, Inc., an Alabama corporation.